UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [    ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [    ] Yes    [x] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Resignation of Director

Effective April 9, 2011, Mr. Simon Wong, a member of the boards of directors of CDC Software Corporation (the “Company”), the Company’s parent, CDC Corporation (“CDC”) and China.com, Inc. (“China.com”) and Chief Executive Officer of the Company’s affiliates, CDC Games Corporation and China.com, resigned from the board of directors of the Company. Mr. Wong has confirmed that his resignation from the Company’s board was not related to any disagreement with the board of directors of the Company.

Effective March 23, 2011, each of Dato’ Dr. Wong Sin Just and Dr. Lee Lam, members of the Company’s board, resigned as members of the board of directors of China.com.

The foregoing changes to the boards of the Company and China.com were undertaken to help improve director independence, as well as corporate governance between and among CDC Corporation and its subsidiaries and affiliates, by reducing the number of directors who concurrently serve on several boards of the Company, CDC and China.com.

Board Committees

On April 9, 2011, Dr. Lee Lam, a member of the Company’s board of directors, resigned from his position as a member of the Audit Committee of the board of directors. Effective immediately, Mr. Frank Au replaced Dr. Lam as a member of the Company’s Audit Committee.

Sunshine Mills Litigation

Post-Judgment Motions and Appeal

On January 6, 2011, Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation, filed certain motions in the Franklin County Circuit Court of the State of Alabama (the “Court”) with respect to the adverse verdict returned by a jury on December 3, 2010, in litigation between Ross and Sunshine Mills, Inc. (“Sunshine Mills”) that was initiated in April of 2008 (the “Sunshine Matter”).

Ross’ motions included: (i) a renewed motion for judgment as a matter of law, challenging the satisfaction of certain elements of plaintiff’s case at trial; (ii) a motion for remitter and Hammond Hearing, challenging the jury’s verdict and requesting an evidentiary hearing and review of the punitive damages award; and (iii) a motion to stay execution of the judgment pending resolution of the post-trial motions and/or pending any necessary appeal (collectively, the “Post-Judgment Motions”). The Court heard arguments on the Post-Judgment Motions on February 23, 2011.

On April 7, 2011, the Court denied the Post-Judgment Motions. Ross plans to file additional motions to challenge and appeal this judgment.

The parties are scheduled to participate in appellate mediation on April 26, 2011.

Intellectual Property Infringement Suit

On February 10, 2011, Ross initiated a lawsuit against Sunshine Mills alleging copyright infringement and misappropriation of trade secrets based on Sunshine Mills’ continued use of Ross’ proprietary software without an existing valid agreement permitting such use (the “Sunshine IP Suit”). The complaint seeks recovery of general, special, actual and statutory damages as well as attorneys’ fees, recovery of the profits obtained from Sunshine Mills’ use of Ross’ software and such other and additional relief as the court may find just and proper. Ross is also seeking a declaratory judgment and preliminary and permanent injunctive relief.

On April 4, 2011, Ross filed a motion for preliminary injunction in the United States District Court for the Northern District of Georgia (Atlanta Division) seeking to enjoin Sunshine Mills from continuing to use the Ross software. No hearing date has been set for this motion.

New Sunshine Mills Lawsuit

On April 4, 2011, Sunshine Mills filed a suit in the Franklin County, Alabama Circuit Court against Ross, CDC Software, Inc., the Company and Ross’ President, Sherri Rodriguez: (i) seeking to hold CDC Software, Inc. and the Company, as parent corporations, responsible for satisfying the judgment obtained by Sunshine Mills against Ross; (ii) alleging libel and slander with respect to certain comments made by Ms. Rodriguez relating to Sunshine Mills’ continued use of the Ross ERP system; and (iii) alleging that Ross’ filing of the Sunshine IP Suit constituted abuse of process (the “New Sunshine Matter”).

Sunshine Mills is seeking compensatory damages, punitive damages, attorney’s fees, interest and costs in an unspecified amount, in the New Sunshine Matter.

The Company, its affiliates and Ross intend to vigorously defend this matter.

Share Repurchases

The Company has continued to repurchase its shares in the open market through a 10b5-1 trading plan.

CEO Compensation

On April 20, 2011, the Company and Asia Pacific On-Line Ltd. (“APOL”) entered into an amendment (the “Software ESA Amendment”) to that certain executive services agreement by and between the Company and APOL with respect to the provision of services of the Company’s Chief Executive Officer, Mr. Peter Yip (the “2010 CDC Software ESA”).

Effective as of January 1, 2011, the Software ESA Amendment replaces the existing potential cash bonus provisions set forth in Section 4.3 of the 2010 CDC Software ESA, and provides that Executive shall be eligible for a total potential cash bonus of up to $850,000 per annum, which shall be comprised of up to $550,000 based upon the Adjusted EBITDA performance of the Company, up to $100,000 based upon the achievement of certain milestones, and up to $200,000 per annum based upon Executive’s overall performance, at the discretion of the Board.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the full text of the Software ESA Amendment, which is provided as Exhibit 99.5 hereto and incorporated herein by reference.

Exhibit	Description

99.1	Press release dated March 31, 2011 CDC Software Launches New Pivotal Sales Force Automation Solution at the Gartner Customer 360

99.2	Press release dated April 6, 2011 CDC Software Expects Q1 2011 Cloud Bookings to Increase Approximately 33 Percent Compared to Fourth Quarter 2010

99.3	Press release dated April 18, 2011 CDC Software’s Pivotal CRM Recognized as “Best CRM Project” at Prestigious Asian Banker Summit 2011

99.4	Press release dated April 20, 2011 CDC Software Expects Record Non-GAAP Revenue in Q1 2011 from Cloud Segment

99.5	Amendment No. 1 to Executive Services Agreement by and between CDC Software Corporation and Asia Pacific On-Line Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: April 21, 2011	By:	/s/ Donald L. Novajosky

	Name:	Donald L. Novajosky
	Title:	General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 31, 2011 CDC Software Launches New Pivotal Sales Force Automation Solution at the Gartner Customer 360

99.2	Press release dated April 6, 2011 CDC Software Expects Q1 2011 Cloud Bookings to Increase Approximately 33 Percent Compared to Fourth Quarter 2010

99.3	Press release dated April 18, 2011 CDC Software’s Pivotal CRM Recognized as “Best CRM Project” at Prestigious Asian Banker Summit 2011

99.4	Press release dated April 20, 2011 CDC Software Expects Record Non-GAAP Revenue in Q1 2011 from Cloud Segment

99.5	Amendment No. 1 to Executive Services Agreement by and between CDC Software Corporation and Asia Pacific On-Line Ltd.